Exhibit 99.1

Daqo New Energy Announces ADS Ratio Change and Further Amendment and Restatement to

Deposit Agreement

Shihezi, China – 26 October, 2020 -- Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy,” the “Company” or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that it will change the ratio of American depositary share (the “ADS”) to the Company’s ordinary share (the “Ordinary Share”) from one (1) ADS representing twenty-five (25) Ordinary Shares to one (1) ADS representing five (5) Ordinary Shares. For the Company’s ADS holders, this ratio change will have the same effect as a one-for-five ADS split.

JPMorgan Chase Bank, N.A., as depositary for the Company’s ADR program, and the Company have agreed to further amend and restate the Amended and Restated Deposit Agreement dated as of October 11, 2016 in order to bring it in line with current standards and to reflect the change of the ratio of ADS to Ordinary Shares.

The depositary will announce the effective date of the ratio change and the further amendment and restatement promptly upon the filing of such further amended and restated deposit agreement, with the anticipation that the change in the ADS ratio will be effective on November 17, 2020.

As a result of the ratio change, the Company’s ADS holders as of November 9, 2020, namely the record date, should expect to receive four (4) additional ADSs for each ADS held. The effect on the ADS price will take place on November 17, 2020.

No action is required by the Company’s ADS holders to effect the ADS Ratio Change. There will be no change to the Company’s underlying Ordinary Shares.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world’s lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility in Xinjiang, China currently has a nameplate annual polysilicon production capacity of 70,000 metric tons.

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Phone: +86-187-1658-5553

Email: dqir@daqo.com

Christensen

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

Email: rvanguestaine@christensenir.com

In the U.S.
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

For more information, please visit www.dqsolar.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents that the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.